Exhibit 99.1

China Biologic Announces Shareholders’ Approval of Merger Agreement

BEIJING, China –March 1, 2021 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that, at an extraordinary general meeting (the “EGM”) held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of November 19, 2020 (the “Merger Agreement”), among the Company, CBPO Holdings Limited (“Parent”) and CBPO Group Limited (“Merger Sub”), pursuant to which, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the plan of merger (the “Plan of Merger”) required to be filed with the Registrar of Companies of the Cayman Islands, and the transactions contemplated thereby, including the Merger.

Approximately 84.5% of the Company’s total ordinary shares outstanding as of the close of business in the Cayman Islands on the record date of February 1, 2021 voted in person or by proxy at the EGM. Of the ordinary shares voted at the EGM, approximately 92.2% voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were therefore duly authorized and approved by way of special resolutions as required by, and in compliance with, the Companies Act of the Cayman Islands (the “Companies Act”).

The completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement. One of the conditions to the obligations of Parent and Merger Sub to consummate the Merger is that the aggregate amount of ordinary shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act shall be less than 8% of the total outstanding shares of the Company immediately prior to the effective time of the Merger. Prior to the vote being taken at the EGM, the Company had received notices of objection from certain shareholders that in the aggregate hold more than 8% of the total outstanding shares of the Company. The Company will give notices of authorization to those objecting shareholders in due course as required by the Companies Act. If objecting shareholders that in aggregate hold at least 8% of the outstanding shares of the Company immediately prior to the effective time of the Merger ultimately deliver notices of dissent pursuant to Section 238 of the Companies Act, this closing condition will not be satisfied and Parent and Merger Sub will have the right to either waive this closing condition or decide not to proceed with the consummation of the Merger.

If consummated, the Merger would result in the Company becoming a privately held company and its ordinary shares would no longer be listed on the Nasdaq Global Select Market. In addition, the Company’s ordinary shares would cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the Merger.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements”. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. The risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger discussed in the Schedule 13E-3 transaction statement and the proxy statement filed by the Company with the SEC. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

2